UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission file number: 001-38170

NEWATER TECHNOLOGY, INC.

(Registrant's name)

c/o Yantai Jinzheng Eco-Technology Co., Ltd.

8 Lande Road, Laishan District, Yantai City

Shandong Province

People’s Republic of China 264000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On November 24, 2017, in connection with the execution of the new employment agreements described below with Newater Technology, Inc.’s (the “Company”) executive officers, Yuebiao Li and Zhuo Zhang, (the “Executive Officers”) the Company and the Executive Officers mutually terminated their respective prior employment agreements that were entered into in June 2017.

Employment Agreement of Yuebiao Li

On November 24, 2017 the Company, through its subsidiary Yantai Jinzheng Eco-Technology Co., Ltd (“Yantai”) entered into an employment agreement with Yuebiao Li providing for Mr. Li to serve as the Company’s Chief Executive Officer. Under the terms of Mr. Li’s employment agreement, Mr. Li is, among other matters, to take overall responsibility for the operational management and financial management of the Company in compliance with all applicable laws and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

Annual compensation of RMB 660,000 (approximately $102,000); and

Reimbursement of reasonable business expenses.

Mr. Li will be eligible to receive an annual bonus based upon annual profit of the company, in the sole discretion of the board of directors. Mr. Li’s employment agreement is for a term of thirty-six months, unless the parties enter into a new agreement before the expiration of the term or either party terminates the agreement in writing at least sixty days before the expiration of its term.

Additionally, Mr. Li’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Mr. Li is required to keep trade secrets confidential during the course of his employment and for a period of thirty-six months following the termination of his employment. His employment contract also contains a non-compete clause for a duration of twenty-four months following his employment.

Employment Agreement of Zhuo Zhang

On November 24, 2017 the Company, through its subsidiary Yantai entered into an employment agreement with Zhuo Zhang providing for Ms. Zhang to serve as the Company’s Chief Financial Officer. Under the terms of Ms. Zhang’s employment agreement, Ms. Zhang is, among other matters, is to oversee all financial and operational controls and metrics of the company in accordance with industry rules and devote a minimum of forty hours per week to the Company’s business and affairs and in return will be entitled to the following:

Annual compensation of RMB 660,000 (approximately $102,000); and

Reimbursement of reasonable business expenses.

Ms. Zhang will be eligible to receive an annual bonus based upon annual profit of the company, in the sole discretion of the board of directors. Ms. Zhang’s employment agreement is for a term of thirty-six months, unless the parties enter into a new agreement before the expiration of the term or either party terminates the agreement in writing at least sixty days before the expiration of its term.

Additionally, Ms. Zhang’s employment agreement provides for confidentiality and nondisclosure provisions, whereby Ms. Zhang is required to keep trade secrets confidential during the course of her employment and for a period of thirty-six months following the termination of her employment. Her employment contract also contains a non-compete clause for a duration of twenty-four months following her employment.

The foregoing description of the employment agreements are qualified in their entirety by reference to the Yuebiao Li, and Zhuo Zhang’s Employment Agreements, copies of which are attached hereto as Exhibits 10.1 and 10.2 respectively and incorporated herein by reference.

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EXHIBIT INDEX

Number	Description of Exhibit

10.1	Yuebiao Li Employment Agreement.

10.2	Zhuo Zhang Employment Agreement.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEWATER TECHNOLOGY, INC.

By:	/s/ Yuebiao Li
Yuebiao Li
Chairman and Chief Executive Officer

Dated: December 1, 2017

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